Exhibit 3.1

CAPSTEAD MORTGAGE CORPORATION

AMENDMENT TO BYLAWS

The Amended and Restated Bylaws of Capstead Mortgage Corporation are hereby amended by adding a new Article IX to read as follows:

ARTICLE IX

Exclusive Forum for Certain Litigation

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under federal securities laws, (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law, or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any director, officer or employee of the Corporation to the Corporation or to the stockholders of the Corporation or (ii) any action asserting a claim against the Corporation or any director, officer or employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law, the Charter or these Bylaws, or (c) any other action asserting a claim against the Corporation or any director, officer or employee of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.